April 11, 2011

Dear Shareholder:

FIRST MAJESTIC SILVER CORP.
(the “Company”)
Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102, Continuous Disclosure Obligations, the registered and beneficial owners of our shares may request a copy of our annual financial statements and management discussion and analysis (“MD&A”) for the annual financial statements, our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, BC, Canada
V6C 3L2

As an alternative to receiving these financial statements and MD&A by mail, you may view them on the Company’s profile on SEDAR at www.sedar.com.

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REQUEST TO RECEIVEANNUAL AND INTERIM FINANCIAL STATEMENTS AND MD&A
OF FIRST MAJESTIC SILVER CORP. (the “Company”)

[ ]	A. Please send me the annual financial statements and MD&A.

[ ]	B. Please send me the interim financial statements and MD&A.

[ ]	C. Please send me both A and B.

I confirm that I am a registered and/or beneficial holder of shares of the Company.

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